Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.: 001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. with BlackSky Holdings, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp., Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc.

The following information was made available to certain BlackSky employees on February 18, 2021:

BlackSky

Employee Communications

Cover Email to Employees Regarding Contemplated Business Transaction

When: Thursday, February 18, 2021

From: Brian O’Toole

To: All Employees

BlackSky Team,

I am proud to announce that today we have signed an agreement with Osprey Technology Acquisition Corp. to take the Company Public. This is an exciting and transformative moment for BlackSky, as this transaction will fully fund and accelerate our growth plan. This is a significant step forward on our journey of revolutionizing the geospatial intelligence industry and a moment that we have all been working toward for so many years. The details of the transaction are outlined in the attached press release but here are a few highlights:

•	The transaction is expected to provide BlackSky with approximately $450MM in net proceeds to fully fund our growth plan.

•	We will use the funding to:

o	Extend our AI/ML powered analytics platform.
o	Expand our constellation, putting us on a path to achieve a constellation of 30 high resolution multi-spectral satellites capable of monitoring locations on Earth every 30 minutes, day or night.
o	Add additional sensors and data feeds to the BlackSky network.
o	Accelerate the Company’s penetration of the commercial market.

•	BlackSky is expected to be listed on the NYSE under the symbol: BKSY.

•	The Company is expected to be valued at nearly $1.5B at the completion of the merger, which is expected to close in July 2021.

•	BlackSky shareholders will still own a majority of the combined company.

I want to personally thank all of you for your hard work, dedication, innovation and tenacity that got us to this point. Without a doubt this is a testament to your unrelenting efforts and drive to achieve our vision. I am so proud to be part of such a world class team!

I will look forward to our all hands today to provide additional details. In the meantime, attached is the official press release, a formal memo on the transaction, and some FAQ’s on what we all need to do as we operate as a public company.

Congratulations!

Best Regards,

Brian

Memo to Employees Regarding Contemplated Business Transaction

When: Thursday, February 18, 2021

From: Brian O’Toole

To: All Employees

Subject: Memo to Employees Regarding Contemplated Business Transaction

BlackSky Team,

I am pleased to share with you some exciting news about our company. In a press release issued today, we announced that BlackSky intends to list on the New York Stock Exchange through a business combination with Osprey Technology Acquisition Corp. (NYSE: SFTW, SFTW.U, and SFTW.WS). This is a milestone day for BlackSky, and I want to thank you all for your dedication and hard work to get us to this point.

This highly strategic transaction will provide BlackSky with significant additional financial resources that are expected to extend its AI/ML analytics platform, expand BlackSky’s small satellite constellation, add additional sensors and data feeds and accelerate its penetration of the commercial market.

I believe that this transaction will fund our growth plan and accelerate our vision of providing our customers with a first to know advantage. This transaction is a testament to the exceptional technology and the efficient, integrated business that we have built together. Thank you all for your dedication and hard work to get us to this point.

Please bear in mind that we will continue to operate under BlackSky’s name. Because Osprey Technology Acquisition Corp. is already publicly traded, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY.” The boards of directors of both BlackSky and Osprey have unanimously approved the proposed transaction and is subject to the satisfaction of customary closing conditions, including the approval of Osprey’s shareholders. The transaction is expected to close in July 2021.

Please remain focused on execution and operational excellence as we continue to serve our strategic partners and customers. However, as we enter this new chapter, there are some rules we must all follow. The Securities and Exchange Commission (the “SEC”) has strict guidelines governing publicity. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, I ask that you refrain from making statements about our company or this event in open forums (including online, to family, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.). Confidentiality will be critical as we move through the business combination process and assume operations as a public company.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in BlackSky, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to our team at kkeane@blacksky.com who can help handle media requests appropriately during this sensitive time. Please understand that communications are highly regulated through this process, and it is critically important that we all abide by these guidelines.

We are sure that many of you will have questions. We will provide you with a “Frequently Asked Questions” document that will address many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees, as well as guidelines for external communications. Please feel free to reach out to Katie Keane (kkeane@blacksky.com) with any additional questions on the transaction.

Finally, I want to thank you all for your hard work and dedication to our collective success and to advancing our vision. I look forward to working with you in this next phase of our evolution.

Sincerely,

Brian O’Toole

CEO of BlackSky

Talking Points for Internal Communications with Employees

•	BlackSky and Osprey Technology Acquisition Corp. (NYSE: SFTW, SFTW.U, and SFTW.WS) today announced that they have entered into a business combination agreement.

•	This process is similar to an IPO / Initial Public Offering. Upon the successful closing of this transaction, BlackSky shares will be publicly traded for the first time.

•	Osprey Technology Acquisition Corp. is a special purpose acquisition company (SPAC) that was designed to acquire a rapidly growing business and introduce it to the capital markets.

•

Upon the successful close of the transaction expected in July 2021, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY” and will continue to operate under the BlackSky name.

•

This highly strategic transaction provides significant financial resources that are expected to extend our AI/ML analytics platform, expand BlackSky’s small satellite constellation, add additional sensors and data feeds and accelerate its penetration of the commercial market.

•	We believe that this transaction will fund our growth plan and accelerate our vision of providing our customers with a first to know advantage.

•

This transaction is a testament to the exceptional technology and the efficient, integrated business that we have built together. Thank you all for your dedication and hard work to get us to this point.

•	Please remain focused on execution and operational excellence.

•

This announcement will likely lead to increased interest from the media and other parties. It is critical that we speak in one voice, so please refrain from commenting on the transaction and refer all investor and media inquiries to the BlackSky Legal at kkeane@blacksky.com.

•

As we enter this new chapter, there are some rules we must all follow, as the SEC has strict guidelines governing publicity. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials.

•

Accordingly, I also ask that you refrain from making statements about our company or this event in open forums (e.g., online, to family, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.).

•

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in BlackSky, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

•

We are sure that many of you will have more questions. We will provide you with a “Frequently Asked Questions” document later today that will address all relevant logistics, regulations, and duties attached to the new business structure and required of public company employees.

•	Please feel free to reach out to Katie Keane (kkeane@blacksky.com) with any additional questions on the transaction.

•	Finally, I want to thank you all for your hard work and dedication to our success.

Employee FAQs

*	To attach with the Employee Memo

Typical Public Company FAQs

Q – What is the change occurring at BlackSky?

A – BlackSky is becoming a publicly traded company, and the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY”. To accelerate our timeline to becoming public, we are combining with a special purpose acquisition company (SPAC) named Osprey Technology Acquisition Corp. (NYSE: SFTW, SFTW.U, and SFTW.WS). While we have reached an agreement with Osprey, the transaction remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Osprey’s shareholders.

Q – Who are the new investors in BlackSky?

A – Several institutional public market investors will become new investors in BlackSky through our new partnership with Osprey, a Special Purpose Acquisition Corporation (SPAC) that was formed for the purpose of combining with one or more businesses and remaining a public company. We are excited to be partnered with the Osprey team.

Q – How is this different from a traditional IPO?

A – Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “BKSY.” Several other growth companies have recently gone public with SPACs.

BlackSky chose Osprey as our partner due to the team’s extensive technology, investing, financial and transaction experience and its commitment to help BlackSky capitalize on the many opportunities ahead of us. We look forward to benefiting from Osprey’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company usually means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through an exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides BlackSky with a number of benefits, including:

•	access to a source of capital to help fund our growth;

•	the ability to further support our growth and operations;

•	improved awareness and brand recognition; and

•	enhanced credibility that comes with being a listed company on an exchange.

Q – Will our company name change?

A – No. The combined company’s name will be BlackSky.

Q – Will our company website change?

A – Our company website will not change.

Q – What exchange will BlackSky list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, the combined company is expected to change its name to BlackSky and is expected to be listed on the NYSE under the ticker “BKSY.”

Q – Can I buy stock in BlackSky?

A – Currently, you may not purchase shares in Osprey (see insider trading section below). Once we go public, you will be able to purchase shares in BlackSky on the open market, subject to the limitations set forth in our insider trading policy and other applicable policies and procedures. We will provide more information when we are closer to the closing of the transaction.

Q – Has BlackSky’s management committed to stay on after the transaction is complete?

A – We expect BlackSky’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to a source of capital. We plan to continue to remain focused on operational excellence. Our commitment to our employees, partners and clients will not change. We may hire additional staff to support our ability to comply with public company obligations and to function as a public company.

Q – What will the new organizational structure look like?

A – We expect BlackSky’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Employee FAQs

Q – How does going public affect me as an employee?

A – We expect that going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity there are strict rules that dictate how BlackSky and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, is it critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

Q – Will there be a job for me once BlackSky is publicly traded?

A –BlackSky is continuing to hire for a variety of roles that advance our vision, including those that will help us comply with public company obligations and to function as a public company. Employment decisions will continue to be based on performance and company needs.

Q – Will my role and responsibilities change?

A – Roles and responsibilities may change as a result of going public. Any changes will be communicated by your manager.

Q – How will my benefits be impacted?

A – 2021 benefits are not expected to be impacted at this time.

Q – What are the implications of this transaction to clients?

A – BlackSky will continue to provide the high quality of service that our customers expect from us. Customers and partners can consider this to be business as usual here at BlackSky.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to Katie Keane (kkeane@blacksky.com).

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please e-mail Katie Keane (kkeane@blacksky.com). If you have received investor or media inquiries about the transaction, please refer them to BlackSky Legal (kkeane@blacksky.com).

External Communications as a Public Company

Q – What kind of disclosure must a U.S. public company provide?

A – U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e. acquisition, major contract outside our normal course of business, new director, etc.).

Q – How will becoming public change the way BlackSky communicates?

A – The level of information flow will necessarily change as a result of public company obligations explained below. We will communicate with investors and other regulators on a quarterly and yearly basis, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations and other publicly issued information.

Q – Where can I find BlackSky’s SEC filings?

A – Filings can be found on the SEC’s website at www.sec.gov. In addition, at some point in the future, these filings will also be found on BlackSky’s website under the investor relations tab.

Q – Who are the spokespeople for BlackSky?

A – Please do not speak to members of the media about BlackSky or comment publicly on the business. If you are contacted by a member of the media please notify the team at kkeane@blacksky.com.

Q – Can I comment on or discuss BlackSky’s performance or how the business is doing?

A – No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

Q – Can I discuss future plans, business and/or growth projections as it relates to work I do at BlackSky?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

Q – Clients are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family or business contacts want information regarding the transaction, please direct them to our press release.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in BlackSky, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q – Can I forward or repost internal memos?

A – No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

Q – Can I post on social media about BlackSky?

A – Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with BlackSky. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	BlackSky’s financial performance (revenue, earnings, losses, etc.);

•	Confidential business and/or prospectus information;

•	A change in business-impacting trends;

•	A pending or prospective merger, acquisition or tender offer;

•	A pending or prospective contract or award;

•	The sale of significant assets, or a significant subsidiary;

•	Major changes in senior management; and

•	Any other material non-public information.

Additionally, with respect to communications around the transaction, while we understand that you are excited about the milestone, please do not post about the transaction on social media or repost BlackSky’s social media posts on the transaction. Additionally, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed by the company. Please see the social media policy provided for additional information.

Insider Trading

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Katie Keane (kkeane@blacksky.com) if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it “public” for trading purposes.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and BlackSky. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause BlackSky’s and ABC Company’s stock to increase substantially. I know I cannot trade on BlackSky’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in BlackSky securities?

A – To assist you in analyzing any proposed trade, please contact Katie Keane (kkeane@blacksky.com), Acting General Counsel; VP, Legal.

BlackSky’s Social Media Guidelines

As with all public comments surrounding the announcement of a SPAC deal, it is critical to stick with nonmaterial and/or publicly available information (e.g. details of the press release, investor deck, script, etc.) when posting on social media. This is an exciting deal for BlackSky that will help to fuel its growth, and we understand that BlackSky team members may want to share this information with their networks.

What follows are recommendations and guidelines for posting to social media, which cover both BlackSky and its employees.

DOS

•	BlackSky can share the press release across its social channels with a brief post summarizing the news

•	Employees should feel free to share and like posts that are made by BlackSky on its Facebook, Twitter and LinkedIn accounts

DON’TS

•

Do not share any non-public, material information (including information about new contract awards, technological developments, financial information, operational information, outlooks on the business, or any other information that might impact the valuation of the stock)

•	Do not share any privileged communications (e.g. internal communications, emails with potential customers, etc.)

•	Do not comment on the company’s stock price

•	Do not talk about your own stock holdings of the company

•	Do not comment about the state of the business

•	Do not make any forward-looking comments or predictions

•	Do not comment about the competition

•	Do not share any confidential customer information

Copy for External Social Media Channels – Day of Announcement

Copy for BlackSky’s LinkedIn/Twitter/Facebook

Optimized for all platforms

We’re excited to announce that BlackSky intends to list on the New York Stock Exchange upon the completion of a business combination with Osprey Technology Acquisition Corp. BlackSky is a leading provider of global monitoring services and geospatial insights. Read the full press release here:

https://www.blacksky.com/2021/02/18/blacksky-a-leading-real-time-geospatialintelligence-imagery-and-data-analyticscompany-to-list-on-nyse-through-a-mergerwith-osprey-technology-acquisition-corp/

Copy for BlackSky’s Instagram

Photo: BlackSky Logo

Caption: We’re excited to announce that BlackSky intends to list on the New York Stock Exchange upon the completion of a business combination with Osprey Technology Acquisition Corp. BlackSky is a leading provider of global monitoring services and geospatial insights. For more details, see the link in our bio https://www.blacksky.com/2021/02/18/blacksky-a-leading-real-time-geospatialintelligence-imagery-and-data-analyticscompany-to-list-on-nyse-through-a-mergerwith-osprey-technology-acquisition-corp/

Employee Post Options

Employees should not create their own posts announcing the news, rather they should share the post that BlackSky puts out. Employees may select optional commentary from the below choices, such as:

•

Big news from BlackSky today – BlackSky is a leading provider of global monitoring services and geospatial insights. https://www.blacksky.com/2021/02/18/blacksky-a-leading-real-time-geospatialintelligence-imagery-and-data-analyticscompany-to-list-on-nyse-through-a-mergerwith-osprey-technology-acquisition-corp/

•

BlackSky is a leading provider of global monitoring services and geospatial insights. Looking forward to this next chapter and our journey ahead https://www.blacksky.com/2021/02/18/blacksky-a-leading-real-time-geospatialintelligence-imagery-and-data-analyticscompany-to-list-on-nyse-through-a-mergerwith-osprey-technology-acquisition-corp/

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.